UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Streamline Health Solutions, Inc.

_______________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________

(Title of Class of Securities)

86323X106

______________________________________________________________

(CUSIP Number)

June 15, 2012

______________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 86323X106	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS IPP Holding Company, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 989,477
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 989,477

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,477
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.83%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 86323X106	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS W. Ray Cross I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 989,477
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 989,477

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,477
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.83%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 86323X106	13G/A	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Streamline Health Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1230 Peachtree St. NE, Suite 1000

Atlanta, GA 30309

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):

IPP Holding Company, LLC

W. Ray Cross

Item 2(b).	Address of Principal Business Office:

The address of each of the Reporting Persons is:

2773 Marshall Drive

Tifton, GA 31794

Item 2(c).	Citizenship:

IPP Holding Company, LLC is a limited liability company organized under the laws of Georgia.

W. Ray Cross is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

86323X106

CUSIP No. 86323X106	13G/A	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.
(b)	___	Bank as defined in Section 3(a)(6) of the Act.
(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	___	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The Reporting Persons may be deemed to beneficially own shares of the common stock, par value $0.01 per share (the “Common Stock”) of Streamline Health Solutions, Inc. (the “Issuer”) which are held by IPP Holding Company, LLC (the “Company”). Mr. Cross is a member and manager of the Company, and may therefore be deemed to beneficially own the shares of common stock held by the Company.

On December 7, 2011, the Company sold its assets to the Issuer, and received as partial consideration a convertible promissory note of the Issuer in the principal amount of $3,000,000 (the “Converted Note”). On June 15, 2012, the Company converted the Converted Note into 1,529,729 shares of the Issuer’s Common Stock (the “Shares”), which are held directly by the Company.

From the period on or about January 24, 2013 through April 11, 2013, the Company disposed of an aggregate of 540,252 shares of the Issuer’s Common Stock (the “Disposition Transactions”).

Number of shares as to which IPP Holding, LLC may be deemed to own after the Disposition Transactions:

Sole Voting Power:	0
Shared Voting Power:	989,477
Sole Dispositive Power:	0
Shared Dispositive Power:	989,477
Aggregate Amount Beneficially Owned:	989,477
Percent of Class*:	7.83%

CUSIP No. 86323X106	13G/A	Page 6 of 9 Pages

Number of shares as to which W. Ray Cross may be deemed to own after the Disposition Transactions:

Sole Voting Power:	0
Shared Voting Power:	989,477
Sole Dispositive Power:	0
Shared Dispositive Power:	989,477
Aggregate Amount Beneficially Owned:	989,477
Percent of Class*:	7.83%

*Based upon 12,639,988 shares of the Issuer’s Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended October 31, 2012.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

The other members of the Company may have the right to receive a portion of the proceeds from the sale of the Shares in one or more distributions of the Company’s available cash. No individual member’s interest in such proceeds relates to more than 5% of the Issuer’s issued and outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86323X106	13G/A	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2013

IPP Holding Company, LLC

/s/ W. Ray Cross
By: W. Ray Cross
Title: Manager

W. Ray Cross

/s/ W. Ray Cross

CUSIP No. 86323X106	13G/A	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibits	Description
A	Joint Filing Agreement among the Reporting Persons dated April 18, 2013.

CUSIP No. 86323X106	13G/A	Page 9 of 9 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that this Schedule 13G is filed on behalf of each of them and that all subsequent amendments to this Schedule 13G may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows that such information is inaccurate.

Dated: April 18, 2013

IPP Holding Company, LLC

/s/ W. Ray Cross
By: W. Ray Cross
Title: Manager

W. Ray Cross

/s/ W. Ray Cross